July 22, 2024

Robin Harries
Chief Financial Officer
trivago N.V.
Kesselstra  e 5 - 7
40221 D  sseldorf
Federal Republic of Germany

       Re: trivago N.V.
           Registration Statement on Form F-3
           Filed July 16, 2024
           File No. 333-280823
Dear Robin Harries:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Mathias Hansen